SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the calendar year ended December 31, 2004

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________

Commission file number 0-30270

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Crompton Corporation
199 Benson Rd
Middlebury, Connecticut 06749

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Index

Page

Report of Independent Registered Public Accounting Firm

The Board of Directors
Crompton Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Crompton Corporation Employee Stock Ownership Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, Connecticut
June 28, 2005

CROMPTON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN Statements of Net Assets Available for Plan Benefits December 31, 2004 and 2003
	2004	2003

Assets:
Investments:
Common stock of Crompton Corporation	$32,333,961	20,657,366
Guaranteed investment contracts/fixed income securities	11,286,047	11,754,162
Mutual funds	23,212,043	20,585,350
Contributions receivable from participants	186,009	166,656
Contribution receivable from Crompton Corporation	119,377	108,642

Total assets	67,137,437	53,272,176

Liabilities:
Refunds payable for excess contributions	371,703	-

Total liabilities	371,703	-

Net assets available for plan benefits	$66,765,734	53,272,176

See accompanying notes to financial statements.

CROMPTON CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN Statements of Changes in Net Assets Available for Plan Benefits Years ended December 31, 2004 and 2003
	2004	2003

Additions to net assets attributed to:
Investment income:
Interest and dividends	$891,697	754,752
Net appreciation in fair value of investments	15,181,235	8,463,802

Net investment income	16,072,932	9,218,554

Contributions:
Participant rollovers	-	4,496
Participants	3,778,784	4,092,972
Employer	2,412,072	2,597,080

Total additions	22,263,788	15,913,102

Deductions from net assets attributed to:
Withdrawals and distributions	(8,732,504)	(4,548,274)
Administrative expenses	(37,726)	(42,491)

Total deductions	(8,770,230)	(4,590,765)

Net increase	13,493,558	11,322,337
Net assets available for plan benefits at the beginning of the year	53,272,176	41,949,839

Net assets available for plan benefits at the end of the year	$66,765,734	53,272,176

See accompanying notes to financial statements.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1) Plan Description

The Employee Stock Purchase and Savings Plan was adopted by the board of directors of Crompton Corporation (the Company or Plan Sponsor) on January 27, 1976. Effective July 1, 1989, the board of directors amended the Plan to convert it into an Employee Stock Ownership Plan (the Plan). The following description of the Plan provides only general information. For complete information, see the Plan document. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Crompton Corporation Employee Benefits Committee consisting of persons appointed by the board of directors of the Company.

Fidelity Investments® (the Trustee) is the custodial trustee for all of the Plan's assets. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all Plan assets.
    Eligibility

    Employees of the Company and participating affiliates of the Company are eligible to participate upon attaining the age of 18 and having worked for at least a thirty (30) consecutive day period of employment.

    Contributions and Vesting

    The Plan permits an eligible employee to elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4%, 5%, or 6% of compensation as the basic contribution to the Plan. Contributions by the Company to the Plan are made at an amount equal to 66 2/3% of each participating employee's basic employee contribution to the Plan. If participants are not eligible for any other defined contribution plan, additional employee contributions in 1% increments up to 10% of compensation can be made as supplemental employee contributions. Supplemental employee contributions are not eligible for matching Company contributions. Participant contributions are subject to Internal Revenue Service pre-tax limitations, which was $13,000 in 2004 and $12,000 in 2003.

    A participant in the Plan is fully vested in his basic and supplemental contributions. Employer contributions vest 100% over a four-year period at a rate of 25% per year of service. Any amounts forfeited under the Plan are accumulated and used to reduce Company contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $49,669 and $14,025, respectively.

    Participants who are age 50 and older at any time during a Plan year may make "catch-up contributions" in that year. These contributions are additional tax-deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limit. For 2004 and 2003, the maximum amount of "catch-up contributions" that could have been made to the CEOP was $3,000 and $2,000, respectively.

    -4-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE STOCK OWNERSHIP PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    During 2004, certain participants contributed amounts in excess of the allowable qualified contribution. The excess contribution amount of $371,703, which included earnings on the excess contributions, are reflected as a Plan liability as of December 31, 2004. The excess contributions were refunded to the respective participants in the following Plan year.

    Withdrawals/Benefit Payments

    Upon termination, death, or retirement, a participant's account shall be distributed. Funds can remain in the Plan after retirement pending a $5,000 balance in a participants' account and as long as funds begin to be distributed after the participant reaches the age of 70 1/2.

    A participant may elect to make one withdrawal of his basic or supplemental contributions in a 12-month period. Withdrawal of basic contributions will cause a suspension of contributions for a three-month period. A participant who is fully vested and has withdrawn all of his basic and supplemental contributions may also elect to withdraw all or part of his employer contributions. Withdrawal of employer contributions will result in a suspension of contributions for a six-month period.

    The Plan does not allow for participant loans.

    Investments Options

The Company's contribution to the Plan is invested in the Crompton Corporation Common Stock Fund. The Plan provides for investment of employee contributions in the Crompton Corporation Stock Fund and among various investment funds maintained by Fidelity Investments.

Each participant is permitted to elect to have his basic or supplemental contribution invested in any of the offered funds in 1% increments.

Fund transfers can be made on a daily basis in a minimum of 1% increments.
  (2)   Summary of Significant Accounting Policies
    Basis of Presentation

    The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    -5-                                                                                          (Continued)

    CROMPTON CORPORATION
    EMPLOYEE STOCK OWNERSHIP PLAN

    Notes to Financial Statements

    December 31, 2004 and 2003

    Investment Valuation and Income Recognition

    The Plan's investments are stated at fair value except for the benefit-responsive investment contract, which is valued at contract-value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Crompton Corporation Common Stock Fund is valued at its year-end closing price.

    Net appreciation (depreciation) in fair value of investments includes investments bought and sold and held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

    Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

    Payment of Benefits

    Benefits are recorded when paid.

    Plan Expenses

  Plan expenses may be paid by the Company, however if not paid by the Company, may be charged to the Plan. The Company provides certain administrative and accounting services for the Plan at no charge.

  (3)   Investments

  The Plan's investments that exceeded 5% of net assets available for plan benefits as of December 31, 2004 and 2003 are as follows:

	2004	2003

Crompton Corporation Common Stock	$32,333,961	20,657,366
Fidelity Blended Income Fund	11,286,047	11,754,162
Fidelity Magellan Fund	3,678,012	4,021,693
Fidelity U.S. Equity Index Commingled Fund	3,587,213	3,331,545
Fidelity Growth Company Fund	N/A	3,139,924

  -6-                                                                                          (Continued)

  CROMPTON CORPORATION
  EMPLOYEE STOCK OWNERSHIP PLAN

  Notes to Financial Statements

  December 31, 2004 and 2003

  During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual funds	$1,977,971	4,435,048
Common stock of Crompton Corporation	13,203,264	4,028,754

	$15,181,235	8,463,802

  (4)   Investment Contracts with Insurance Company

  The Fidelity Blended Income Fund invests in benefit-responsive guaranteed investment contracts (GICs) offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. These GICs are stated at contract value, as determined by Fidelity, which approximates fair value. The average yield on the Company's GICs were 3.92% and 4.27%, respectively, during 2004 and 2003. The crediting interest rate on these GICs was 3.87% and 3.97%, respectively, at December 31, 2004 and 2003.

  (5)   Income Taxes

  The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

  (6)   Party-in-Interest Transactions

  Fidelity Investments® and the Company are parties-in-interest as defined in Section 3(14) of ERISA. During 2004, the Department of Labor performed an investigation of the Plan and of the activities of the Employee Benefits Committee ("Plan Administrator") for the year ended December 31, 2003. The investigation revealed delinquent employee contributions during June 2003 due to payroll processing complications. The Plan sponsor has reimbursed the Plan for lost earnings of $38.18 and the DOL has concluded that no further action is necessary.

  -7-                                                                                          (Continued)

  CROMPTON CORPORATION
  EMPLOYEE STOCK OWNERSHIP PLAN

  Notes to Financial Statements

  December 31, 2004 and 2003

  (7)   Priorities Upon Termination of the Plan

The board of directors of the Company shall have the right from time to time to add to, modify or amend the Plan, and the board of directors shall have the right to terminate the Plan. The board of directors may also authorize the inclusion in any contract entered into by the Company with the union or unions representing employees, or with any group or groups of employees, of a provision or provisions having the effect of limiting or foregoing any such rights. Further, no addition to, modification, amendment or termination of the Plan shall have the effect of reducing the entitlement of any participant benefit accrued under the Plan or of diverting any part of the assets of the Trust Fund for purposes other than provided in the Plan.

Upon termination of the Plan, or a complete and permanent discontinuance of contributions of all participants, the value of each participant account, if not already vested, shall vest fully and all amounts remaining in all participant accounts shall be delivered and paid as soon as practicable in accordance with the Plan document.

           (8)   Subsequent Events

On March 31, 2005, Crompton and Hamilton Robinson LLC, a private equity firm, announced that they have signed a definitive agreement to form a joint venture called Davis-Standard LLC (D-S LLC) combining their respective polymer processing equipment businesses. Davis-Standard participants are no longer considered Crompton employees as of April 28, 2005. Therefore, they are no longer allowed to contribute to the Plan.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004
Identity of issue, borrower,		Description of investment including maturity date,	Current
lessor or similar party		rate of interest, collateral, par or maturity value	value

*	Crompton Corporation	Common Stock, 4,387,240 shares, par value $1.00	$32,333,961
*	Fidelity	Blended Income Fund, 11,286,047 shares	11,286,047
*	Fidelity	Fidelity Magellan Fund, 35,437 shares	3,678,012
*	Fidelity	U.S. Equity Index Commingled Pool, 95,863 shares	3,587,213
*	Fidelity	Fidelity Freedom 2010 Fund, 153,674 shares	2,093,048
*	Fidelity	Fidelity Growth Company Fund, 55,348 shares	3,103,377
*	Fidelity	Fidelity Low Price Stock Fund, 81,623 shares	3,285,337
	Dodge & Cox	Dodge & Cox Income Fund, 109,758 shares	1,409,302
*	Fidelity	Fidelity Diversified Int'l Fund, 69,203 shares	1,981,975
*	Fidelity	Fidelity Dividend Growth Fund, 26,450 shares	753,572
*	Fidelity	Fidelity Freedom 2020 Fund, 35,108 shares	490,105
*	Dodge & Cox	Dodge & Cox Stock Fund, 17,892 shares	2,329,848
*	Fidelity	Fidelity Freedom 2030 Fund, 9,945 shares	140,033
*	Fidelity	Fidelity Freedom Income Fund, 6,560 shares	73,935
	Dreyfus	Dreyfus Founders Discovery A Fund, 5,350 shares	154,201
*	Fidelity	Fidelity Freedom 2040 Fund, 7,013 shares	58,004
*	Fidelity	Fidelity Freedom 2000 Fund, 6,132 shares	74,081

		Total investments	$66,832,051

*	Denotes a party-in-interest to the Plan
See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROMPTON CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 28, 2005 By:/s/Karen Osar
Karen Osar
Executive Vice President &
Chief Financial Officer